Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna releases 2020 Sustainability Report

Vancouver, April 12, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it has published its 2020 Sustainability Report which is aligned with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board (SASB) Metals and Mining Standard. The Sustainability Report includes an ESG for Investors section, and shares Fortuna’s sustainability commitments for 2021 to 2025 on key environmental, social, and governance indicators according to an updated materiality assessment. The Company has also begun to align its climate-related disclosure with the recommendations of the Task Force on Climate-related Financial Disclosures.

Jorge A. Ganoza, President and CEO, commented, “2020 worldwide events and constraints implemented in the context of controlling the COVID-19 pandemic reinforced the importance of sustainable development, good governance, risk management and strong relationships with stakeholders.” Mr. Ganoza added, “We remain focused on sustainable silver and gold mining, while generating shared value over the long term for our shareholders through efficient production, mitigation of impacts to the environment, and social responsibility.” Mr. Ganoza concluded, “Sustainability has always been, and continues to be, integral to our operations.”

2020 Sustainability Report highlights

✓	Zero tailings dam incidents, zero significant spills, and zero significant environmental fines
✓	A continuing trend in the reduction of freshwater withdrawals and consumption
✓	Zero work-related fatalities among employees and contractors
✓	An increase in the percentage of women employees to 20%, and an increase in the percentage of women in management positions to 17%
✓	Zero significant disputes with local communities
✓	Zero confirmed cases of corruption, discrimination, or human rights violations

The Sustainability Report for the fiscal year 2020 is available on Fortuna’s website. We welcome questions or feedback on our report at sustainability@fortunasilver.com.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com